T. ROWE PRICE INSTITUTIONAL EQUITY FUNDS, INC.

T. Rowe Price Institutional Small-Cap Stock Fund

The following was deleted from the principal investment strategies:

Under most circumstances, the fund will invest less than 1.5% of its total assets in any single company.